Exhibit 99.2

Condensed Consolidated Financial Statements (Expressed in thousands of United States dollars) WESTPORT INNOVATIONS INC. For the three months ended March 31, 2014 and 2013

WESTPORT INNOVATIONS INC.
Condensed Consolidated Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	March 31, 2014	December 31, 2013

Assets

Current assets:
Cash and cash equivalents	$ 154,887	$ 178,513
Short-term investments	28,983	32,091
Accounts receivable (note 3)	48,535	59,315
Inventories (note 4)	37,130	40,626
Prepaid expenses	6,993	6,072
Current portion of deferred income tax assets	2,908	3,109
	279,436	319,726

Equity method investments (note 5)	20,892	22,128
Other assets	3,400	2,245
Property, plant and equipment (note 7)	66,115	67,349
Intangible assets (note 8)	36,967	38,344
Deferred income tax assets	-	379
Goodwill (note 9)	41,496	41,500

	$ 448,306	$ 491,671

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 10)	$ 47,956	$ 54,792
Current portion of deferred revenue	4,205	6,727
Current portion of deferred income tax liabilities	-	468
Current portion of long-term debt (note 11)	53,658	53,025
Current portion of warranty liability (note 12)	9,393	9,955
	115,212	124,967

Warranty liability (note 12)	17,860	18,890
Long-term debt (note 11)	10,815	12,988
Deferred revenue	4,820	4,580
Deferred income tax liabilities	4,487	4,903
Other long-term liabilities	2,931	2,441
	156,125	168,769

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
62,883,344 (2013 - 62,733,762) common shares	920,202	916,497
Share-based payments reserve	14,242	13,834
Additional paid in capital	8,630	8,205
Accumulated deficit	(639,208)	(615,342)
Accumulated other comprehensive loss	(11,685)	(292)
	292,181	322,902

	$ 448,306	$ 491,671

See accompanying notes to consolidated financial statements.

2

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended March 31,
	2014	2013

Product revenue	$ 34,262	$ 27,325
Parts revenue	2,515	1,293
Service and other revenue	5,146	1,435
	41,923	30,053

Cost of revenue and expenses:
Cost of product and parts revenue (excluding items noted below)	29,651	21,958
Research and development	21,004	20,437
General and administrative	11,177	11,687
Sales and marketing	7,076	7,399
Foreign exchange gain	(8,931)	(3,016)
Depreciation and amortization	4,331	3,596
Bank charges, interest and other	107	140
Intangible asset impairment	325	-
	64,740	62,201

Loss from operations	(22,817)	(32,148)

(Loss) income from investments accounted for by the equity method	(356)	1,687
Interest on long-term debt and non-cash interest expense	(1,101)	(1,252)
Interest and other income	431	199

Loss before income taxes	(23,843)	(31,514)

Income tax expense	23	285

Net loss for the periods	$ (23,866)	$ (31,799)

Other comprehensive loss
Cumulative translation adjustment	(11,393)	(7,168)

Comprehensive loss	$ (35,259)	$ (38,967)

Loss per share:
Basic and diluted	$ (0.38)	$ (0.57)

Weighted average common shares outstanding:
Basic and diluted	62,899,687	55,342,332

See accompanying notes to consolidated financial statements.

3

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)

Three months ended March 31, 2014 and March 31, 2013 (unaudited)
	Common shares outstanding	Share capital	Share-based payments reserve	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity

Balance, December 31, 2012	55,294,091	$ 733,385	$ 9,228	$ 6,384	$ (429,932)	$ 17,016	$ 336,081

Issue of common shares on exercise of stock options	15,011	133	-	(49)	-	-	84
Issue of common shares on exercise of performance share units	91,174	1,884	(1,884)	-	-	-	-
Stock-based compensation	-	-	2,650	574	-	-	3,224
Net loss for the period	-	-	-	-	(31,799)	-	(31,799)
Other comprehensive loss	-	-	-	-	-	(7,168)	(7,168)

Balance, March 31, 2013	55,400,276	$ 735,402	$ 9,994	$ 6,909	$ (461,731)	$ 9,848	$ 300,422

Balance, December 31, 2013	62,733,762	$ 916,497	$ 13,834	$ 8,205	$ (615,342)	$ (292)	$ 322,902

Issue of common shares on exercise of stock options	3,358	34	-	(12)	-	-	22
Issue of common shares on exercise of performance share units	146,224	3,671	(3,671)	-	-	-	-
Stock-based compensation	-	-	4,079	437	-	-	4,516
Net loss for the period	-	-	-	-	(23,866)	-	(23,866)
Other comprehensive loss	-	-	-	-	-	(11,393)	(11,393)

Balance, March 31, 2014	62,883,344	$ 920,202	$ 14,242	$ 8,630	$ (639,208)	$ (11,685)	$ 292,181

See accompanying notes to consolidated financial statements.
4

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2014	2013

Cash flows from operating activities:
Loss for the period	$ (23,866)	$ (31,799)
Items not involving cash:
Depreciation and amortization	4,331	3,596
Stock-based compensation expense	4,733	3,381
Unrealized foreign exchange gain	(8,931)	(3,016)
Deferred income tax recovery	(269)	(32)
Loss (income) from investments accounted for by the equity method	356	(1,687)
Non-cash interest expense	377	460
Intangible asset impairment	325	-
Other	536	(13)
Changes in non-cash operating working capital:
Accounts receivable	7,266	2,395
Inventories	3,238	(4,387)
Prepaid expenses	(2,445)	(485)
Accounts payable and accrued liabilities	(6,056)	(936)
Deferred revenue	(1,968)	(269)
Warranty liability	(720)	(631)
	(23,093)	(33,423)
Cash flows from investing activities:
Purchase of property, plant and equipment	(3,277)	(8,246)
Sale of short-term investments, net	1,911	18,681
Dividends received from joint venture	2,626	1,456
	1,260	11,891
Cash flows from financing activities:
Repayment of long-term debt, net	(777)	(1,807)
Proceeds from stock options exercised	22	84
	(755)	(1,723)

Effect of foreign exchange on cash and cash equivalents	(1,038)	(14)

Decrease in cash and cash equivalents	(23,626)	(23,269)

Cash and cash equivalents, beginning of period	178,513	188,958

Cash and cash equivalents, end of period	$ 154,887	$ 165,689

Supplementary information:
Interest paid	$ 1,774	$ 1,864
Taxes paid, net of refunds	143	112
Non-cash transactions:
Shares issued on exercise of performance share units	3,671	1,884

See accompanying notes to consolidated financial statements.

5

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

1.	Basis of presentation:

The unaudited consolidated balance sheet as at March 31, 2014, and the unaudited consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the three months ended March 31, 2014 and 2013 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited interim consolidated financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2013 filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at March 31, 2014 and for all periods presented, have been recorded. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results for Westport Innovations Inc.’s (“the Company”) full year.

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian and Australian dollar, Euro, Chinese Renminbi (RMB), and Swedish Krona. The Company translates assets and liabilities of non-US dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Exchange rate as at:		Average for the three months ended:
	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2013

Canadian dollar	0.90	0.94	0.91	0.99
Australian dollar	0.93	0.89	0.90	1.04
Euro	1.38	1.38	1.37	1.32
RMB	0.16	0.17	0.16	0.16
Swedish Krona	0.15	0.16	0.15	0.16

6

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes:

Accounting policies adopted during the period:

Income taxes

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 purpose is to eliminate the diversity in the presentation of unrecognized tax benefits. Entities are required to present any unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. In circumstances where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this standard on January 1, 2014 did not have an impact on the Company’s consolidated financial statements.

3.	Accounts receivable:

	March 31, 2014	December 31, 2013

Customer trade receivable	$ 45,672	$ 54,017
Government funding receivable	202	483
Due from joint venture	717	3,621
Other receivables	2,893	2,689
Income tax receivable	243	77
Allowance for doubtful accounts	(1,192)	(1,572)

	$ 48,535	$ 59,315

4.	Inventories:

	March 31, 2014	December 31, 2013

Purchased parts	$ 22,384	$ 23,228
Assembled parts	1,052	881
Work-in-process	6,859	9,889
Finished goods	6,835	6,628

	$ 37,130	$ 40,626

7

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

5.	Equity method investments:

	March 31, 2014	December 31, 2013

Weichai Westport Inc. (a)	$ 14,129	$ 14,534
Cummins Westport Inc. (b)	6,356	7,191
Other equity method investees	407	403

	$ 20,892	$ 22,128

(a) Weichai Westport Inc.:

The Company has a 35% equity interest in Weichai Westport Inc. (“WWI”), a joint venture with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. For the three months ended March 31, 2014, the Company recognized income of $509 (2013 - $1,005) as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the periods presented are as follows:

	March 31, 2014	December 31, 2013

Current assets:
Cash and short-term investments	$ 1,961	$ 4,696
Accounts receivable	64,128	31,967
Inventory	82,449	80,412
Other current assets	2,098	176
Long-term assets
Property, plant and equipment	4,927	7,021
Deferred income tax assets	6,693	6,874

Total assets	$ 162,256	$ 131,146

Current liabilities:
Accounts payable and accrued liabilities	$ 123,518	$ 93,016

Total liabilities	$ 123,518	$ 93,016

	Three months ended March 31,
	2014	2013

Product revenue	$ 113,359	$ 105,852

Cost of revenue and expenses:
Cost of product revenue	107,050	98,814
Operating expenses	4,598	3,660
	111,648	102,474

Income before income taxes	1,711	3,378

Income tax expense	258	507

Income for the period	$ 1,453	$ 2,871

8

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

5.	Equity method investments (continued):

(b) Cummins Westport Inc.:

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three months ended March 31, 2014, the Company recognized its share of CWI’s loss of $835 (2013 - income of $791) as income from investment accounted for by the equity method (note 6).

Assets, liabilities, revenue and expenses of CWI as of and for the periods presented are as follows:

	March 31, 2014	December 31, 2013 (1)

Current assets:
Cash and short-term investments	$ 88,848	$ 73,736
Accounts receivable	1,938	4,245
Current portion of deferred income tax assets	17,883	13,958
Other current assets	127	210
	108,796	92,149
Long-term assets:
Property, plant and equipment	1,218	1,096
Deferred income tax assets	23,972	21,698

Total assets	$ 133,986	$ 114,943

Current liabilities:
Accounts payable and accrued liabilities	$ 11,029	$ 7,772
Current portion of deferred revenue	6,163	5,478
Current portion of warranty liability	39,174	28,482
	56,366	41,732

Long-term liabilities:
Warranty liability	40,447	39,087
Deferred revenue	22,393	17,815
Other long-term liabilities	2,140	2,000
	64,980	58,902

Total liabilities	$ 121,346	$ 100,634

(1)	The Company has adjusted the December 31, 2013 information, as previously presented in our 2013 Annual Financial Statement Notes, to reflect the finalized audited financial information of CWI. The changes reflect reclassifications within the balance sheet information only. The changes have no impact on the Company’s equity interest in CWI’s income in either 2014 or for the period ended December 31, 2013.

9

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

5.	Equity method investments (continued):

(b) Cummins Westport Inc. (continued):

	Three months ended March 31,
	2014	2013

Product revenue	$ 66,450	$ 34,677
Parts revenue	13,619	10,040
	80,069	44,717

Cost of revenue and expenses:
Cost of product and parts revenue	72,451	32,447
Research and development	4,754	6,037
General and administrative	274	292
Sales and marketing	4,681	4,513
Foreign exchange loss	11	6
Bank charges, interest and other	223	129
	82,394	43,424

(Loss) income from operations	(2,325)	1,293

Interest and investment income	68	13

(Loss) income before income taxes	(2,257)	1,306

Income tax recovery	(588)	(275)

(Loss) income for the period	$ (1,669)	$ 1,581

6.	Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As key decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly, neither party is the primary beneficiary.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the amended and restated Joint Venture Agreement (“amended and restated JVA”) executed on February 20, 2012, profits and losses are shared equally up to an established revenue baseline, and then any excess profits will be allocated 75% to the Company and 25% to Cummins. The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	As at March 31, 2014		As at December 31, 2013
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss

Equity method investment	$ 6,356	$ 6,356	$7,191	$7,191
Accounts receivable	717	717	3,621	3,621

10

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

7.	Property, plant and equipment:

		Accumulated	Net book
March 31, 2014	Cost	depreciation	value

Land and buildings	$ 526	$ 73	$ 453
Computer equipment and software	12,732	9,492	3,240
Furniture and fixtures	6,332	2,685	3,647
Machinery and equipment	99,026	44,915	54,111
Leasehold improvements	16,521	11,857	4,664

	$ 135,137	$ 69,022	$66,115

		Accumulated	Net book
December 31, 2013	Cost	depreciation	value

Land and buildings	$ 532	$ 70	$ 462
Computer equipment and software	12,794	9,152	3,642
Furniture and fixtures	6,414	2,408	4,006
Machinery and equipment	96,656	42,439	54,217
Leasehold improvements	16,422	11,400	5,022

	$ 132,818	$ 65,469	$67,349

8.	Intangible assets:

		Accumulated	Net book
March 31, 2014	Cost	amortization	value

Patents and trademarks	$ 20,960	$ 3,158	$ 17,802
Technology	7,452	2,997	4,455
Customer contracts	18,445	4,378	14,067
Other intangibles	872	229	643

Total	$ 47,729	$ 10,762	$ 36,967

		Accumulated	Net book
December 31, 2013	Cost	amortization	value

Patents and trademarks	$ 20,974	$ 2,900	$ 18,074
Technology	7,468	2,796	4,672
Customer contracts	18,447	3,886	14,561
Other intangibles	1,262	225	1,037

Total	$ 48,151	$ 9,807	$ 38,344

11

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

9.	Goodwill:

A continuity of goodwill is as follows:

	March 31, 2014	December 31, 2013

Balance, beginning of period (January 1st):	$ 41,500	$ 56,879
Acquisition of BAF Technologies, Inc.	-	18,542
Impairment losses	-	(34,964)
Impact of foreign exchange changes	(4)	1,043

Balance, end of period	$ 41,496	$ 41,500

10.	Accounts payable and accrued liabilities:

	March 31, 2014	December 31, 2013

Trade accounts payable	$ 41,928	$42,872
Accrued payroll	4,793	7,937
Accrued interest	128	893
Income taxes payable	918	709
Other payables	189	2,381

	$ 47,956	$54,792

11.	Long-term debt:

	March 31, 2014	December 31, 2013

Subordinated debenture notes	$ 32,564	$ 33,847
Senior financing	13,812	15,941
Senior revolving financing	13,777	13,779
Other bank financing	2,468	403
Capital lease obligations	1,852	2,043
	64,473	66,013

Current portion	(53,658)	(53,025)

	$ 10,815	$ 12,988

12

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

12.	Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended March 31,
	2014	2013

Balance, beginning of period	$ 28,845	$ 6,380
Warranty claims	(2,683)	(1,395)
Warranty accruals	790	152
Impact of foreign exchange changes	301	486
Balance, end of period	$ 27,253	$ 5,623

Less: Current portion	(9,393)	(4,237)

Long-term portion	$ 17,860	$ 1,386

13.	Stock options and other stock-based plans:

(a) Stock options:

Stock options are available for issuance under the Westport Omnibus Plan and were previously granted under the Company’s Stock Option Plan. A summary of the Company’s stock option activity for the three months ended March 31, 2014 and 2013 are presented as follows:

	Three months ended March 31, 2014		Three months ended March 31, 2013
	Number of shares	Weighted average exercise price (CDN$)	Number of shares	Weighted average exercise price (CDN$)

Outstanding, beginning of period	816,450	$ 30.20	996,047	$27.78

Exercised	(3,358)	7.30	(15,011)	5.68
Forfeited/expired	(15,542)	33.61	(6,933)	33.83

Outstanding, end of period	797,550	$30.23	974,103	$28.08

Options exercisable, end of period	552,034	$28.64	406,980	$20.17

During the three months ended March 31, 2014, the Company recognized $497 (March 31, 2013 - $646) in stock-based compensation related to stock options.

No options were granted during the three months ended March 31, 2014 and for the three months ended March 31, 2013.

As at March 31, 2014, $1,626 of compensation cost related to stock option awards has yet to be recognized in the results from operations and will be recognized over a weighted average period of 0.77 years.

13

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

13.	Stock options and other stock-based plans (continued):

(b) Share units:

The value assigned to issued restricted share units (“RSUs”) and performance share units (“PSUs”) (together, the “Units”) and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan (together, the “Plans”) as of March 31, 2014 and 2013 are as follows:

	Three months ended March 31, 2014		Three months ended March 31, 2013
	Number of units	Weighted average grant date fair value (CDN$)	Number of units	Weighted average grant date fair value (CDN$)

Outstanding, beginning of period	1,200,591	$ 23.68	1,095,094	$20.68
Granted	786,192	20.93	565,290	30.33
Exercised/vested	(146,224)	27.88	(91,174)	21.18
Forfeited/expired	(24,864)	30.36	(37,069)	24.19

Outstanding, end of period	1,815,695	$ 22.06	1,532,141	$24.07

Units outstanding and exercisable, end of period	217,624	$ 11.22	283,327	$ 9.67

	Three months ended March 31, 2014		Three months ended March 31, 2013
	Number of units	Weighted average grant date fair value (CDN$)	Number of units	Weighted average grant date fair value (CDN$)

Unvested, beginning of period	975,953	$ 26.55	832,479	$24.41
Granted	786,192	20.93	565,290	30.33
Vested	(139,210)	28.74	(111,886)	21.69
Forfeited	(24,864)	30.36	(37,069)	24.19

Unvested, end of period	1,598,071	$ 23.53	1,248,814	$27.34

During the three months ended March 31, 2014, the Company recognized $4,236 (March 31, 2013 - $2,735) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

As at March 31, 2014, $26,628 of compensation cost related to Units has yet to be recognized in the results from operations and will be recognized over a weighted average period of 2.27 years.

14

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

13.	Stock options and other stock-based plans (continued):

(b) Share units (continued):

Of the Units granted during the three months ended March 31, 2014, 352,879 Units (March 31, 2013 - 290,571) were subject to revenue growth, service and market conditions. The fair value of these PSUs was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield - nil% (March 31, 2013 - nil%); expected stock price volatility - 53.68% (March 31, 2013 - 56.47%); and risk free interest rate - 1.20% (March 31, 2013 - 1.15%). The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions.

For the PSUs granted after January 1, 2013 (“2013 LTI”) and January 1, 2014 (“2014 LTI”), payout factors are determined based on revenue growth with a potential payout cap based on relative Total Shareholder Return (“TSR”) of Westport as compared to the TSRs of the peer companies. The payout factors range from 0% to 200% of the PSUs granted. For the 2013 LTI and 2014 LTI PSUs, 100% of these PSUs vest after three years from the date of the grant.

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

The aggregate intrinsic value of the Company’s stock option awards and Units outstanding and exercisable as at March 31, 2014 and exercised during the three months ended March 31, 2014 is as follows:

March 31, 2014
CDN$

Stock options:
Outstanding	$ 724
Exercisable	724
Exercised	38

Units:
Outstanding	$ 29,124
Exercisable	3,491
Exercised	2,792

15

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

13.	Stock options and other stock-based plans (continued):

(b) Share units (continued):

Stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan is included in operating expenses as follows:

	Three months ended March 31,
	2014	2013

Research and development	$ 410	$ 411
General and administrative	3,207	2,524
Sales and marketing	1,116	446

	$ 4,733	$ 3,381

(c) Loss per share:

All of the stock options and Units have been excluded from the calculation of diluted loss per share as they are anti-dilutive.

14.	Segmented information:

The Company’s business operates in six reportable operating segments:

- Applied Technologies, designs, produces and sells compressed natural gas (“CNG”) and liquefied petroleum gas (“LPG”) components and subsystems for natural gas vehicles of all types;

- On-Road Systems, engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial and trucking;

- Off-Road Systems, engineers, designs and markets Westport proprietary natural gas technologies, including the Westport™ high pressure direct injection (“HPDI”) technology, Westport™ 2.4L industrial engines and fuel systems for the off-road, large-engine applications such as mine trucks, locomotives, workboats and petroleum exploration equipment;

- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that are incurred by all segments and are not allocated to the reporting segments;

- CWI which serves the medium- to heavy-duty engine markets with spark ignited natural gas engines. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

- WWI develops, manufactures and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach and heavy-duty truck applications in China or exported to other regions globally.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The accounting policies for the reportable segments are consistent with those described in the Company’s annual consolidated financial statements for the year ended December 31, 2013. The Chief Operating Decision Maker evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

16

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

14.	Segmented information (continued):

The Company did not record any intersegment sales or transfers for the three months ended March 31, 2014 and 2013. Comparative periods have been recast to conform to current segment presentation.

	Three months ended March 31,
	2014	2013

Revenue:
Applied Technologies	$ 21,891	$ 23,278
On-Road Systems	17,737	4,659
Off-Road Systems	1,332	1,073
Corporate and Technology Investments	963	1,043
CWI	80,068	44,717
WWI	113,359	105,852
Total segment revenues	235,350	180,622
Less: equity investees' revenue	(193,427)	(150,569)
Total consolidated revenues	$ 41,923	$ 30,053

Net consolidated operating income (loss) excluding depreciation and amortization, intangible asset impairments, foreign exchange gain, bank charges and other:
Applied Technologies	$ (521)	$ 1,844
On-Road Systems	(1,548)	(9,038)
Off-Road Systems	(552)	(2,793)
Corporate and Technology Investments	(24,364)	(21,441)
CWI	(2,034)	1,428
WWI	1,711	3,378
Total segment operating loss	(27,308)	(26,622)
Less: equity investees’ operating (income) loss	323	(4,806)
Net consolidated operating loss excluding depreciation and amortization, intangible asset impairments, foreign exchange gain, bank charges and other:	(26,985)	(31,428)

Depreciation and amortization:
Applied Technologies	1,978	1,936
On-Road Systems	1,173	502
Off-Road Systems	-	92
Corporate and Technology Investments	1,180	1,066

Intangible asset impairments:
On-Road Systems	325	-
	4,656	3,596

Net consolidated operating loss before foreign exchange gain, bank charges and other	(31,641)	(35,024)

Foreign exchange gain, bank charges and other	(8,824)	(2,876)

Loss from operations	(22,817)	(32,148)

Interest on long-term debt and other income (expenses), net	(670)	(1,053)
(Loss) Income from investment accounted for by the equity method	(356)	1,687

Loss before income taxes	$ (23,843)	$ (31,514)

17

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

14. Segmented information (continued):

	Three months ended March 31,
	2014	2013

Total additions to long-lived assets excluding business combinations:
Applied Technologies	$ 51	$ 1,306
On-Road Systems	2,761	3,546
Off-Road Systems	-	121
Corporate and Technology Investments	465	3,273

	$ 3,277	$ 8,246

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide by geographical regions. Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total product revenue and service and other revenue
	Three months ended March 31,
	2014	2013

Americas (including United States)	47	23
Asia (including China)	10	16
Other (including Italy)	43	61

The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at March 31, 2014, total goodwill of $22,954 (December 31, 2013 - $22,958) was allocated to Applied Technologies and $18,542 (December 31, 2013 - $18,542) to On-Road Systems reporting segments.

As at March 31, 2014, total long-term investments of $20,632 (December 31, 2013 - $21,872) was allocated to the Corporate and Technology Investments segment and $260 (December 31, 2013 - $256) was allocated to the Applied Technologies segment. Total assets are allocated as follows:

	March 31, 2014	December 31, 2013

Applied Technologies	$ 142,369	$ 144,803
On-Road Systems	105,103	111,323
Off-Road Systems	5,485	6,564
Corporate and Technology Investments and unallocated assets	195,349	228,981
CWI	133,986	114,943
WWI	162,256	131,146
	744,548	737,760
Less: equity investees’ total assets	296,242	246,089

Total consolidated assets	$ 448,306	$ 491,671

18

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

14. Segmented information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by countries:

	March 31, 2014	December 31, 2013

Italy	$ 65,022	$ 66,918
Canada	29,121	30,713
United States	48,375	47,322
Sweden	373	322
China	6,454	8,675
Australia	1,378	1,360
	$ 150,723	$ 155,310
Less: equity investees’ long-lived assets	6,145	8,117

	$ 144,578	$ 147,193

15.	Related party transactions:

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at March 31, 2014, net amounts due from CWI totaled $717 (December 31, 2013 - $3,621). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred. During the three months ended March 31, 2014 and March 31, 2013, cost reimbursements from CWI consisted of the following:

	Three months ended March 31,
	2014	2013

Research and development	$ 2	$ 60
General and administrative	430	520
Sales and marketing	1,276	1,101

	$1,708	$1,681

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

During the three months ended March 31, 2014, the Company recognized revenue of $1,994 from sales of parts to a company that is 49% owned by a management member of Westport’s subsidiary.

19

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

16.	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable (note 3) and accounts payable and accrued liabilities (note 10) approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The equity method investments (note 5) represent our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease (note 11), which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 11) approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements (note 11) approximates its fair value as at March 31, 2014, as the interest rate on the debt is floating and therefore approximates the market rate of interest. The Company’s credit spread also has not substantially changed from the 2.2% premium currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model−derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2014 and December 31, 2013, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.